

September 30, 2010

Timothy R. Morse
Chief Financial Officer
Yahoo! Inc.
701 First Avenue
Sunnyvale, CA 94089

      Re: Yahoo! Inc.
             Form 10-K for the Fiscal Year Ended December 31, 2009
             File No. 000-28018

Dear Mr. Morse:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

                  Sincerely,

                  Patrick Gilmore
                  Accounting Branch Chief